ARROWHEAD RESEARCH CORPORATION

201 South Lake Avenue, Suite 703

Pasadena, CA 91101

February 27, 2007

VIA EDGAR CORRESPONDENCE

Mr. Frank Wyman

Securities & Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Arrowhead Research Corporation

Form 10-K for fiscal year ended September 30, 2006

File No. 000-21898

Dear Mr. Wyman,

For the reasons we discussed yesterday, Arrowhead will provide a response to your letter dated February 22, 2007 and a draft revised 10-K FYE 9/30/06 on or before March 16, 2007.

If you have any questions, please feel free to contact me at 626-304-3400.

Sincerely,

/s/ Joseph T. Kingsley
Joseph T. Kingsley
Interim President & Chief Financial Officer